

August 4, 2016

Via E-mail
Ben Bresnahan
Chief Operating Officer
Foundation Asset Management, LP
81 Main Street, Suite 306
White Plains, NY 10601

> **Re:** **Stewart Information Services Corporation**
> **Preliminary Proxy Statement filed on Schedule 14A filed by Foundation Asset Management, LP, Foundation Offshore Master Fund, LTD, Foundation Asset Management GP II, LLC, David Charney, Sky Wilber, Ernest D. Smith and Roslyn B. Payne**
> **Filed July 28, 2016**
> **File No. 001-02658**

Dear Mr. Bresnahan:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note that the participants must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with or disclose the factual foundation for the following assertions and statements included in the preliminary proxy statement. In this regard, note that compliance with Rule 14a-9 requires the factual foundation for such assertions to be reasonable.

   - the implied suggestion that Stewart's board is not considering the "opportunities [that] exist to create significant value for stockholders,"
   - the suggestion that currently the company is not "run with the best interests of [y]our fellow public stockholders in mind,"

- the implied suggestion that because shareholders' interests currently are not adequately represented, you are presenting "a slate of experienced, diverse, and independent director candidates who will better serve Stewart and better protect the rights and best interest of all stockholders,"

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide supplemental support for your statement that "Foundation's research and communications with industry experts indicate that there are no structural or scale issues preventing Stewart from generating peer-like margins."

The Special Meeting

3. Please qualify the intended future use of discretionary authority my making explicit reference to Rule 14a-4(c)(3) or the standards therein. The right of the participants to use discretionary to vote upon all other proposals that may be properly introduced at the special meeting is not absolute.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steven Wolosky, Esq.
       Olshan Frome Wolosky